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                                          Filed by: The Williams Companies, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company: Barrett Resources Corporation
                                                     Commission File No. 1-13446

                                                                    May 14, 2001


                        PRESS RELEASE ISSUED MAY 14, 2001

WILLIAMS INITIATES TENDER OFFER FOR BARRETT RESOURCES; COMPANIES MOVING FORWARD AFTER LAST WEEK'S DEFINITIVE AGREEMENT

TULSA, Okla., - Williams announced today it has commenced a cash tender offer at $73 per share for 16,730,502 shares of Barrett Resources (NYSE: BRR - news) common stock. The offer is being made pursuant to the previously announced definitive agreement to merge Barrett Resources with a unit of Williams.

The offer is scheduled to expire at midnight on June 11, 2001. Following the tender offer, Williams intends to acquire the remaining equity interest in Barrett Resources through a merger transaction in which each share that was not purchased in the offer will be converted into 1.767 shares of Williams common stock.

The terms and conditions of the tender offer are fully set forth in Williams' offer to purchase and the related letter of transmittal that are being filed with the Securities and Exchange Commission today.

The tender offer is subject to certain conditions, including obtaining clearance of the transaction under federal antitrust laws and tenders of a minimum of 16,730,502 shares of Barrett Resources common stock. If more than 16,730,502 shares are validly tendered into the offer and not withdrawn prior to the expiration of the offer, Williams will accept for payment only 16,730,502 shares on a pro rata basis-with appropriate adjustments to avoid purchase of fractional shares-based on the number of shares properly tendered by each shareholder.

The transaction would more than double Williams' natural gas reserves while significantly enhancing the company's longer-term ability to profitably grow its power business.



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Additional Information

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. It does not constitute an offer of sale of securities. Shareholders of Barrett and other investors are urged to read the tender offer materials, when available, and the proxy statement/prospectus that will be included in the registration statement on Form S-4 to be filed by Williams in connection with the second-step merger. These materials will contain important information about Barrett, Williams, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.

In addition to the tender offer materials and registration statement and the joint proxy statement/prospectus to be filed in connection with the merger, Williams and Barrett file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Barrett or Williams at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Williams' and Barrett's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the tender offer materials and joint proxy statement/prospectus, when available, and these other documents may also be obtained from Williams by directing a request through the investor relations portion of Williams' website at www.williams.com or by mail to Williams, One Williams Center, 50th Floor, Tulsa, Okla., 74172, Attention: Investor Relations, Telephone: (800) 600-3782.

About Williams

Williams, through its subsidiaries, connects businesses to energy, delivering innovative, reliable products and services. Williams information is available at www.williams.com. Portions of this document may constitute "forward-looking statements" as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company's annual reports filed with the Securities and Exchange Commission.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Barrett Resources Corporation ("Barrett") and other investors are urged to read the tender offer materials, when available, and the proxy statement-prospectus which will be included in the registration statement on Form S-4 to be filed by The Williams Companies, Inc.



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("Williams') in connection with the second-step merger because they will contain important information about Barrett, Williams, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters.

In addition to the tender offer materials and the registration statement and the joint proxy statement/prospectus to be filed in connection with the merger, Williams and Barrett file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Barrett or Williams at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Williams' and Barrett's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials and joint proxy statement/prospectus, when available, and these other documents may also be obtained from Williams by directing a request through the investors relations portion of Williams' website at http://www.williams.com or by mail to The Williams Companies, Inc., One Williams Center, 50th Floor, Tulsa, Oklahoma 74172, Attention: Investors Relations, Telephone: 800-600-3782.



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